SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04, Ed. Centro Empresarial Varig, sala 702-A
70714-000 Brasilia — DF,
Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELEMIG CELULAR PARTICIPAÇÕES S.A. Corporate Taxpayer’s ID (CNPJ) #02.558.118/0001 -65 Publicly-held Company	TELE NORTE CELULAR PARTICIPAÇÕES S.A. Corporate Taxpayer’s ID (CNPJ) #02.558.154/0001 -29 Publicly-held Company

MATERIAL FACT

Pursuant to the provisions in paragraph 4 of the Article 157 of Law #6,404/76 and Instruction #358/02 issued by the Securities and Exchange Commission of Brazil - CVM, Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A. (“Companies”) announce to the public the following:

1. On March 29, 2006, Telemig Celular S.A. (“Telemig”) and Amazônia Celular S.A. (“Amazônia”) published a notice of Material Fact announcing to the market the content of decision rendered by the Honorable Judge of the 9th Circuit Court of Brasília – DF, in the records of writ of prevention #61005-9/2005 and ordinary action #73287-7/2005, having as plaintiffs the above-mentioned companies and the Companies and as defendants, Caixa de Previdência dos Funcionários do Banco de Brasil – Previ, Banco do Brasil S.A. and others.

2. The referred notice of Material Fact omitted relevant information, i.e., the decision under consideration does not produce any effect.

3. On December 19, 2005, meeting the pleadings of Caixa de Previdência dos Funcionários do Banco de Brasil – Previ, Petros - Fundação Petrobras de Seguridade Social and Fundação dos Economiários Federais - Funcef in the records of stay of injunction and decision (SLS 222), the Honorable Chief Justice of Superior Court Justice - STJ rendered initial decision ensuring the performance of Shareholders’ Meetings with a view to withdrawing the managers appointed by Opportunity group of companies composing the chain of control of Telemig and Amazônia, including these latter ones.

4. On March 20, 2006, the Special Court of STJ confirmed the decision of its honorable Chief Justice, the respective decision has not been published yet, however the Court Website (www.stj.gov.br) contains a notice reflecting what occurred in the judgment.

5. The decision in effect in the records of SLS 222 suspends the effects of decision rendered by the Honorable Judge of 9th Circuit Court of Brasília – DF in the records of proceedings mentioned above. Such circumstance was acknowledged by the Honorable Judge of 9th Circuit Court of Brasília – DF, in the following line of his decision omitted in the notice of Material Fact published by Telemig and Amazônia:

          “Certainly in view of stay of injunction and decision [SLS 222], the concrete effects, which may derive from merit decision of this Court shall remain suspended, as well as in relation to preliminary granting of the distinguished TJDT (Court of Appeals of Federal District and Territories) suspended by the decision mentioned.” ("Certamente em razão da suspensão de liminar e sentença [SLS 222], permanecerão suspensos os efeitos concretos que possam advir da sentença meritória deste Juízo, assim como em relação aos provimentos liminares do Eg. TJDT suspensos pela decisão mencionada.") .

6. In view of the aforementioned, the Companies clarify that the decision rendered by the Honorable Judge of the 9th Civil Court of the Federal District on March 24, 2006, and published incompletely by Telemig and Amazônia, does not produce any effect on the current ownership status of Newtel, Telpart, Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A.

7. The Companies, as per instruction approved on March 20, 2006, by their respective Boards of Directors, confirm the maintenance of their efforts to replace current managers of Telemig and Amazônia appointed by Opportunity Group.

8. Finally, the Companies inform that the entire content of the decision rendered by the Honorable Judge of 9th Circuit Court of Brasília – DF is filed at the Companies’ IPE System (www.cvm.gov.br).

Brasília, March 29, 2006.

Oscar Thompson
Head of Investor Relations of Telemig Celular Participações S.A.
and Tele Norte Celular Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations